COMMENTS RECEIVED ON 07/11/2018

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Series Investment Grade Securitized Fund

POST-EFFECTIVE AMENDMENT NO. 148

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Series International Index Fund

POST-EFFECTIVE AMENDMENT NO. 101

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)

Fidelity Series Treasury Bill Index Fund

POST-EFFECTIVE AMENDMENT NO. 55

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Series Government Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 129

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Series Emerging Markets Fund

POST-EFFECTIVE AMENDMENT NO. 168

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Series Corporate Bond Fund

Fidelity Series Large Cap Growth Index Fund

POST-EFFECTIVE AMENDMENT NO. 418

1.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

All funds

C:

The Staff would like us to explain why other expenses is zero basis points as the SAI states that the fund is responsible for fees and expense of the independent trustees, various printing costs, and miscellaneous expenses.

R:

The fee tables currently do not show any fees because we estimate that the total expenses borne by each of the funds will round to less than one basis point.

3.

Fidelity Series International Index Fund, Fidelity Series Treasury Bill Index Fund, Fidelity Series Government Bond Index Fund, Fidelity Series Large Cap Growth Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

With regard to the index, the Staff requests we provide, either in the Fund Summary or full prospectus, a plain English description of the index methodology including the following: component selection criteria, explaining how components are included and excluded; index weighting methodology; rebalance and reconstitution process, including frequency; and the approximate number of index components.

R:

Fidelity’s rules-based proprietary index methodology, including the criteria for selecting the components of the index, for the fund is described in plain English in the “Fund Basics” section under “Principal Investment Strategies.” In addition, the complete index methodology will be available on the fund’s website, which includes the component selection criteria, showing how components are included and excluded; index weighting methodology; rebalance and other information. Please see Section 2 of the Index Methodology for a description of index constituent selection and weighting. However, we are taking your comment under consideration and will consider updating our disclosure in the future.

4.

Fidelity Series Investment Grade Securitized Fund, Fidelity Series International Index Fund, Fidelity Series Treasury Bill Index Fund, Fidelity Series Government Bond Index Fund, Fidelity Series Corporate Bond Fund, Fidelity Series Large Cap Growth Index Fund

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N‐1A, Item 5(b), Instruction 2.

5.

Fidelity Series International Index Fund, Fidelity Series Treasury Bill Index Fund, Fidelity Series Government Bond Index Fund, Fidelity Series Emerging Markets Fund, Fidelity Series Large Cap Growth Index Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

(Example from Fidelity Series International Index Fund)

“In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund’s exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests we move language like the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

The requested change has been made.

6.

Fidelity Series Treasury Bill Index Fund and Fidelity Series Government Bond Index Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection).”

C:

The Staff notes that in the “Description of Principal Security Types” and the “Principal Investment Risks” sections derivatives are mentioned as a principal security type, but in the “Principal Investment Strategies” section derivatives are mentioned as a non‐principal investment strategy. The Staff requests we resolve this inconsistency.

R:

Notwithstanding that investing in derivatives is not a principal investment strategy of the fund, we believe it is appropriate to define this security type in the prospectus because the fund may invest in derivatives. Accordingly, we have not modified the disclosure.

7.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of each fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of each fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, we confirm that at this time, that each fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy. We also confirm that, to the extent that each fund counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

8.

Fidelity Series Government Bond Index Fund and Fidelity Series Emerging Markets Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

 “Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff questions what percentage of the funds’ net assets is invested in below investment grade non-agency mortgage and other asset-backed securities. The Staff also requests we explain whether the fund considers these securities to be liquid and, if so, why.

R:

Information regarding the holdings of the funds will be publicly available on the fund’s website, www.fidelity.com. Each fund, like all Fidelity funds, is subject to Board approved liquidity determination procedures and all of its investments are categorized consistent therewith.

9.

Fidelity Series Government Bond Index Fund and Fidelity Series Corporate Bond Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are in this paragraph.

R:

In describing debt securities in its prospectus, each fund provides investors a list of different types of debt securities. Although each fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, each fund has not called out these securities in that part of the prospectus. We note, however, that additional disclosure regarding hybrid securities is contained in each fund’s Statement of Additional Information.

10.

Fidelity Series Government Bond Index Fund and Fidelity Series Treasury Bill Index Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated. Government legislation or regulation could affect the use of these transactions and could limit a fund’s ability to pursue its investment strategies.”

C:

The Staff requests that we add a leverage risk to “Principal Investment Risks” in the Fund Summary section.

R:

We believe that the disclosure under the sub-heading “Principal Investment Risks” in the Fund Summary section appropriately discloses each fund’s principal investment risks. Leverage risk is not expected to be a principal investment risk for the funds, but because the funds may invest in derivatives and forward-settling securities, the funds could be exposed to some leverage risk. General Instruction C.3 (b) under Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as “principal” in the “Fund Summary” section.

11.

All funds

“Fund Management” (prospectus)

“Advisory Fee(s)”

“The Adviser has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.014%. This arrangement will remain in effect through [____________]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.”

C:

The Staff would like us to explain why the fee reimbursement agreement is not reflected in the fee table.

R:

Instruction 3(e) to Item 3 of Form N-1A does not permit a fund to disclose a fee reimbursement agreement in the fund’s fee table if the fee reimbursement will not reduce expenses. Since the Adviser has agreed to reimburse expenses for each of the funds to the extent that total operating expenses exceed 1.4 basis points, and we estimate that the total expenses borne by each of the funds will round to less than one basis point, the fee reimbursement will not be triggered. Accordingly, the funds do not believe that disclosure of the fee reimbursement agreement in the fee table is appropriate.

12.

Fidelity Series International Index Fund, Fidelity Series Treasury Bill Index Fund, Fidelity Series Government Bond Index Fund, Fidelity Series Large Cap Growth Index Fund

“Additional Information about the Index” (prospectus)

C:

The Staff requests we file a copy of the license agreement as an exhibit since it is considered an “other material contract” pursuant to Item 28(h).

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement.

13.

Fidelity Series International Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization of stocks included in the index and also requests we add small- and mid‐cap risks, if appropriate.

R:

As the capitalization range of each index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization. In addition, because the fund does not have a principal investment policy of investing in securities with a particular market capitalization, the risks associated with small- and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not principal risks per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

14.

Fidelity Series Investment Grade Securitized Fund, Fidelity Series International Index Fund, Fidelity Series Corporate Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the funds may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the funds. As a result, the funds believe that the current strategy and risk disclosure is appropriate.

15.

Fidelity Series International Index Fund and Fidelity Series Large Cap Growth Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Lending securities to earn income for the fund.”

C:

The Staff requests we add a corresponding securities lending risk to the “Principal Investment Risks” section.

R:

The requested change has been made.

16.

Fidelity Series International Index Fund and Fidelity Series Large Cap Growth Index Fund

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we disclose in the “Principal Investment Risks” section in both the Fund Summary and Fund Basics sections that the fund will concentrate to the same extent as the index.

R:

We will add the following sentence to “Passive Management Risk” under “Principal Investment Risks” in the “Fund Basics” section:

“The fund will be concentrated to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

17.

Fidelity Series Treasury Bill Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Bloomberg Barclays U.S. 3-6 Month Treasury Bill Index, a market capitalization-weighted index of investment-grade, fixed-rate public obligations of the U.S. Treasury with maturities from three up to (but not including) six months, excluding zero coupon strips.”

C:

The Staff requests that we explain whether the index consists solely of U.S. Treasury bills. If not, since the name of the fund includes “Treasury bill”, provide an additional policy to invest at least 80% of the fund’s assets in U.S. Treasury bills.

R:

We confirm that the index comprises solely U.S. Treasury bills.  Accordingly, we have not modified the disclosure.

18.

Fidelity Series Treasury Bill Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Prepayment. The ability of an issuer of a debt security to repay principal prior to a security’s maturity can cause greater price volatility if interest rates change. ”

C:

The Staff requests that we explain whether prepayment is a risk of U.S. Treasury bills.

R:

We do not believe that prepayment is a risk of U.S. Treasury bills and will remove the disclosure from the prospectus.

19.

Fidelity Series Investment Grade Securitized Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“	Normally investing at least 80% of assets in investment-grade securitized debt securities (those of medium and high quality) and repurchase agreements for those securities.”

C:

The Staff requests we describe briefly what securitized debt securities are.

R:

The bullet following the disclosure with the 80% name policy includes the fund’s principal strategy of “[i]nvesting in securitized debt securities (including mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities) issued by the U.S. Government and its agencies or instrumentalities, foreign governments, and corporations.” We believe this disclosure describes appropriately the types of securities that are considered “securitized debt securities.” Accordingly, we have not modified the disclosure.

20.

Fidelity Series Investment Grade Securitized Fund and Fidelity Series Corporate Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the maturity policy for each fund.

R:

Each fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

21.

Fidelity Series Investment Grade Securitized Fund and Fidelity Series Corporate Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a separate risk for lower-quality debt securities, if they will be a significant part of the portfolio.

R:

We believe that the risks associated with investing in lower-quality debt securities are described in “Issuer‐Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

22.

Fidelity Series Investment Grade Securitized Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“

Securitized Debt Securities Exposure. Securitized debt securities, which include commercial mortgage-backed securities, are dependent on the cash flows generated by the underlying loans, receivables, or other assets, and can be significantly affected by changes in interest rates, the availability of information concerning the underlying assets and their structure, and the creditworthiness of the originators of the loans or other receivables or the entities providing credit support.”

C:

The Staff requests we add the Securitized Debt Securities risk to the Fund Summary section as well.

R:

We will add the following disclosure under the sub-heading “Principal Investment Risks” in the Fund Summary section:

Securitized Debt Securities Exposure. Securitized debt securities are dependent on the cash flows generated by the underlying assets and can be significantly affected by changes in interest rates, the availability of information concerning the underlying assets and their structure, and the creditworthiness of the originators of the loans or other receivables or the entities providing credit support.

23.

Fidelity Series Investment Grade Securitized Fund

“Investment Policies and Limitations” (SAI)

“Concentration”

“For purposes of the fund’s concentration limitation discussed above, the fund has been advised that the Staff of the Securities and Exchange Commission (SEC) does not consider proprietary strips of securities issued by the U.S. Government or its agencies or instrumentalities, and privately sponsored collateralized mortgage obligations (CMOs) backed by the U.S. Government or its agencies or instrumentalities to be U.S. Government securities. If the fund concludes that, under applicable legal principles, any of these securities is a U.S. Government security, it will exclude the security from the concentration limitation.”

C:

The Staff requests we delete the last sentence underlined above.

R:

We will delete the underlined sentence from the disclosure.

24.

Fidelity Series Emerging Markets Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets.”

C:

The Staff requests we disclose the criteria the fund uses for determining countries and markets with similar emerging characteristics.

R:

The factors FMR considers to determine whether an investment is included within the fund’s 80% policy are disclosed in the fund’s prospectus under the heading “Country or Geographic Region” in the Fund Basics section and in the fund’s SAI, as excerpted below. We believe the existing disclosure is consistent with the requirements of Rule 35d-1.

“Country or Geographic Region

The Adviser considers a number of factors to determine whether an investment is tied economically to a particular country or region, including: the source of government guarantees (if any); the primary trading market; the issuer’s domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.”

We also direct the Staff’s attention to the following SAI disclosure related to Fidelity Series Emerging Markets Fund’s name test:

“Countries and Markets Considered Emerging. For purposes of a Fidelity® fund’s 80% investment policy relating to emerging markets, emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. For example, as of October 31, 2017, countries in the MSCI Emerging Markets Index, Greece, Hong Kong, Israel, and Singapore are considered to be emerging.”

25.

Fidelity Series Emerging Markets Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund and add small and mid‐cap risks, if appropriate, particularly because there is a Small Cap Investing risk in the Investment Details section.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we will remove the “Small Cap Investing” risk disclosure from the Investment Details section. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

26.

Fidelity Series Emerging Markets Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a separate emerging markets risk, since the fund will invest 80% or more in emerging markets.

R:

Pursuant to prior Staff comment we have modified the title of this risk to “Foreign and Emerging Market Risk” to better reflect the risk of emerging markets in the title. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

27.

Fidelity Series Large Cap Growth Index Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose statistical sampling in the Fund Summary section.

R:

We will add the following disclosure as the second bullet under the heading “Principal Investment Strategies” in the Fund Summary section:

•

Using statistical sampling techniques based on such factors as capitalization, industry exposures, dividend yield, price/earnings (P/E) ratio, price/book (P/B) ratio, and earnings growth to attempt to replicate the returns of the Russell 1000® Growth Index.